U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: DECEMBER 31, 2000

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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                             AFG INVESTMENT TRUST A
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     Full Name of Registrant (Former Name if Applicable)

                          88 BROAD STREET, SIXTH FLOOR
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     Address of Principal Executive Office (Street and Number)

                                BOSTON, MA 02110
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F,
10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

AFG Investment Trust A (the "Trust") is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the calendar day time limit prescribed under rule 12b-25 under the Securities Exchange Act of 1934, as amended.) The Trust is still gathering information which is necessary for the filing. The Registrant anticipates being able to compile such information and provide it to the independent auditors so as to permit filing of the Form 10-K on or before the 15th calendar day following the Trust's original prescribed due date for the Form 10K.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


 MICHAEL J. BUTTERFIELD                     617               854-5846
--------------------------------         -----------         ------------------
             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      Estimate of 2000 results compared to actual 1999 results:
      (In thousands of dollars)
                                          2000        1999
                                        ESTIMATE      ACTUAL
                                        --------     -------
      Total Income                       1,428        2,414

      Total Expense                        678        1,140

      Net Income                           750        1,274


      The income reduction primarily reflects a reduction in lease revenue as a result of equipment sales and lease terminations and a reduction in the gains on sale of equipment. The reduction in expenses primarily reflects a reduction in depreciation expense.

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             AFG INVESTMENT TRUST A
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  4/3/01                           By: /s/  MICHAEL J. BUTTERFIELD
    --------------------------               ----------------------------------
                                         Name:   MICHAEL J. BUTTERFIELD
                                              ---------------------------------
                                         Title:  EXECUTIVE VICE PRESIDENT AND
                                                 CHIEF OPERATING OFFICER FOR
                                                 EQUIS FINANCIAL GROUP LIMITED
                                                 PARTNERSHIP AND TREASURER
                                                 OF THE MANAGING TRUSTEE
                                                 (PRINCIPAL FINANCIAL AND
                                                 ACCOUNTING OFFICER)
                                               --------------------------------